SUBJECT COMPANY: COMPANY DATA: COMPANY CONFORMED NAME: CSX CORP CENTRAL INDEX KEY: 0000277948 STANDARD INDUSTRIAL CLASSIFICATION: RAILROADS, LINE-HAUL OPERATING [4011] IRS NUMBER: 621051971 STATE OF INCORPORATION: VA FISCAL YEAR END: 1231 FILING VALUES: FORM TYPE: CORRESP SEC ACT: 1934 Act SEC FILE NUMBER: 001-08022 BUSINESS ADDRESS: STREET 1: 500 WATER STREET STREET 2: 15TH FLOOR CITY: JACKSONVILLE STATE: FL ZIP: 32202 BUSINESS PHONE: 9043593200 MAIL ADDRESS: STREET 1: 500 WATER STREET STREET 2: 15TH FLOOR CITY: JACKSONVILLE STATE: FL ZIP: 32202 FILED BY: COMPANY DATA: COMPANY CONFORMED NAME: Larson Christopher L CENTRAL INDEX KEY: 0001899809 FILING VALUES: FORM TYPE: CORRESP MAIL ADDRESS: STREET 1: PO BOX #2 CITY: FERRYSBURG STATE: MI ZIP: 49409

April 13, 2022

Mr. Perry Hindin

Special Counsel, Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

RE: CSX Proxy Solicitation Advanced Notice

Good morning Mr. Hindin.

It was a pleasure speaking with you yesterday.

Per your inquiry, please find a timeline and documentation regarding the CSX Proxy Solicitation Advanced Notice.

December 10, 2021

- Mailed initial request to CSX Corporate Secretary Goldman for:

- a written questionnaire with respect to the background and qualifications; and

- a written representation and agreement (the "Agreement").

January 7, 2022

- Mailed, via Certified Mail, second request to CSX Corporate Secretary Goldman for:

- a written questionnaire with respect to the background and qualifications; and

- a written representation and agreement (the "Agreement").

January 24, 2022

- Received from Corporate Analyst Holman from the Office of the Corporate Secretary:

- Larson Response Letter

- 2022 Non-Management Director Questionnaire

- Director Nominee Agreement

February 3, 2022

- Mailed, via overnight USPS delivery, Shareholder Board Nomination documents including:

- Shareholder Record Date

- Proxy Nominee Notice and Consent

- Beneficial Shareholder Notice

- Advanced Proxy Solicitation Notice (CSX Advanced Notice)

- 2021 Non-Management Director Questionnaire CSX Board Biography Attachment A

- Director Nominee Agreement

February 4, 2022

- Emailed CSX Corporate Secretary Mr. Nathan Goldman, with cc: Mr. Mark D. Austin, Shareholder Board Nominee documents including Advanced Proxy Solicitation Notice

- Mr. Mark D. Austin, CSX Assistant Corporate Secretary sent an email acknowledging the timely receipt of the Director Nominee documents.

- February 11, 2022

- Email from CSX Assistant Corporate Secretary inquiry whether I was planning to file a proxy statement with the SEC and deliver proxy statements to CSX shareholders. (Austin Proxy Inquiry)

February 14, 2022

- Emailed CSX Assistant Corporate Secretary Austin affirmation of proxy solicitation response. (Austin Proxy Solicitation Response)

Should you have any questions, please feel free to contact me.

Sincerely,

Chris Larson

CSX Shareholder

PO Box #2

Ferrysburg, MI 49409